Exhibit 99.1

Trident Regains Compliance with Nasdaq Minimum Market Value of Listed Securities Requirement

SINGAPORE, September 24, 2026 (GLOBE NEWSWIRE) — Trident Digital Tech Holdings Ltd (“Trident” or the “Company”) has received a notification letter, dated September 22, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that the Company’s market value of listed securities (“MVLS”) has been US$35,000,000 or greater for the last 10 consecutive business days, from September 8, 2026 to September 21, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(b)(2) and this matter is now closed.

On March 26, 2026, the Company received a notification letter from the Listing Qualifications Department of Nasdaq, indicating that, based upon the Company’s MVLS for the 34 consecutive business day period from February 5, 2026 through March 20, 2026, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company was afforded a period of 180 calendar days, or until September 22, 2026, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

About Trident Digital Tech Holdings Ltd.

Trident Digital Tech Holdings Ltd. (Nasdaq: TDTH) is a Singapore-headquartered digital infrastructure holding company focused on building and operating sovereign-scale technology platforms across emerging markets. The Company’s strategy centers on entering high-growth economies through trusted digital identity infrastructure and expanding across adjacent government technology, digital commerce, cybersecurity, AI, and transaction-driven service verticals.

TDTH’s active initiatives include national digital identity infrastructure mandates, MSME digital tax formalization platforms, national digital commerce ecosystems, and enterprise cybersecurity deployments spanning Africa and the Asia-Pacific region. Through strategic partnerships, joint ventures, acquisitions, and technology-driven platform deployment, TDTH aims to establish scalable long-term digital infrastructure ecosystems serving both public and private sector markets.

With active operations and strategic initiatives in the Democratic Republic of Congo, Ghana, and Asia-Pacific markets, TDTH is positioning itself to capitalize on one of the largest global opportunities in digital transformation infrastructure.

Website: https://tridentity.me

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. This announcement contains forward-looking statements regarding the Company’s strategic initiatives, expansion plans, projected market opportunities, anticipated platform adoption, onboarding targets, projected revenue opportunities, operational deployment expectations, platform scalability, monetization opportunities, AI integration opportunities, strategic partnerships, potential acquisitions, regulatory developments, government contracting processes, and future business performance.

Forward-looking statements involve inherent risks and uncertainties, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: materialization and implementation of the Company’s strategic initiatives; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; any actions by third parties including government agencies; the expected growth of the digital solutions market; cybersecurity risks; the geopolitical, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

PR & Media Contact:

Phoenix MGMT & Consulting

Press@PhoenixMGMTConsulting.com

888-228-0122

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: investor@tridentity.me